SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)(1)

Ascendant Solutions, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

00207W 10 0

(CUSIP Number)

James C. Leslie

16250 Dallas Parkway, Suite 102

Dallas, Texas 75248

(972) 250-1037

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

A. Michael Hainsfurther

Munsch Hardt Kopf & Harr, P.C.

4000 Fountain Place

1445 Ross Avenue

Dallas, Texas 75202

(214) 855-7500

August 29, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00207W 10 0

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person James C. Leslie

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,713,967(1) 9. Sole Dispositive Power 4,112,967(2) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,713,967(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 35.5%

14.	Type of Reporting Person IN

1) These shares are subject to a Voting Agreement, dated July 24, 2001, by and among CLB Partners, Ltd., Will Cureton, Richard Bloch and Mr. Leslie and represent (i) 4,006,300 shares held directly by Mr. Leslie, (ii) 40,000 shares held by Mr. Leslie as custodian for his minor children, (iii) 66,667 shares subject to currently exercisable options held by Mr. Leslie, (iv) 3,500,000 shares held directly by CLB Partners, Ltd., (v) 76,000 shares held directly by Mr. Cureton, and (vi) 25,000 shares subject to currently exercisable options held by Mr. Bloch.

(2) These shares represent (i) 4,006,300 shares held directly by Mr. Leslie, (ii) 40,000 shares held by Mr. Leslie as custodian for his minor children, and (iii) 66,667 shares subject to currently exercisable options held by Mr. Leslie.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends Items 1, 3, 4, and 5 contained in the Statement on Schedule 13D filed on July 24, 2001, with respect to the common stock, par value $.0001 per share, of Ascendant Solutions, Inc., a Delaware corporation (“Schedule 13D”). The Schedule 13D is hereby incorporated by reference for all purposes. Capitalized terms used but not defined herein shall have the meanings ascribed to them on Schedule 13D.

As previously reported on Schedule 13D, James C. Leslie, the Reporting Person, is a party to that certain Voting Agreement (“Voting Agreement”), dated July 24, 2001, by and among CLB Partners, Ltd., a Texas limited partnership (“CLB Partners”), Will Cureton, Richard Bloch and Mr. Leslie (or the “Reporting Person”), whereby all of the shares of common stock of Ascendant Solutions, Inc. held by any of them shall be voted as determined by a vote of the majority of the members of a voting panel consisting of Messrs. Bloch, Cureton and Leslie. Consequently, Mr. Leslie, CLB Partners, Mr. Bloch, and Mr. Cureton may constitute a “group” pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, by virtue of the Voting Agreement. Certain members of this “group” are members of another “group” that includes their controlling persons. The information included in this Schedule 13D does not include information with respect to such parties. See the Schedule 13D filed by CLB Partners with respect to the Issuer, as the same has been and may be amended from time to time, for more specific information.

ITEM 1. SECURITY AND ISSUER.

The name of the issuer is Ascendant Solutions, Inc. (the “Issuer”). The Issuer is organized under the laws of the State of Delaware and its principal executive offices are located at 16250 Dallas Parkway, Suite 102, Dallas, Texas 75248. The class of equity securities to which this statement relates is common stock, par value $.0001 per share, of the Issuer (the “Common Stock”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As previously reported on Schedule 13D, the Reporting Person has previously purchased an aggregate of 2,625,000 shares of the Common Stock of the Issuer with cash out of personal funds, 40,000 shares of which he subsequently transferred into custodial accounts held for the benefit of his minor children.

In connection with his service as chairman of the board of the Issuer, the Issuer granted to the Reporting Person options to acquire an aggregate of 400,000 shares of Common Stock on March 14, 2002.

On August 29, 2003, the Reporting Person purchased 1,421,300 shares of the Common Stock of the Issuer from Vantage Point Venture Partners III(Q), L.P. and its affiliates for an aggregate purchase price of $255,834.00 ($0.18 per share), paid in cash out of personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person currently holds his Common Stock for the purpose of investment. The Reporting Person currently has no plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4. However, the Reporting Person reserves the right to take any and all such actions in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) & (b) The following includes information regarding the interest in securities of the Issuer beneficially owned by the Reporting Person and includes information with regard to other members of the “group” created by virtue of the Voting Agreement. The percentages set forth below assume a total of 21,665,900 shares outstanding based on the amount reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

James C. Leslie

(i	)	Amount beneficially owned:	7,713,967[1]

(ii	)	Percentage of class:	35.5%

(iii	)	Number of shares as to which such person has:

		sole power to vote or to direct the vote:	0

		shared power to vote or to direct the vote:	7,713,967[1]

		sole power to dispose or direct the disposition of:	4,112,967[2]

		shared power to dispose or direct the disposition of:	0

[1]	Represents 4,006,300 shares held directly by Mr. Leslie, 40,000 shares held by Mr. Leslie as custodian to his minor children, 66,667 shares subject to currently exercisable options held by Mr. Leslie, 25,000 shares subject to currently exercisable options held by Richard Bloch, 3,500,000 shares held directly by CLB Partners, and 76,000 shares held directly by Will Cureton, all of which are subject to the Voting Agreement.
[2]	Represents 4,006,300 shares held directly by Mr. Leslie, 40,000 shares held by Mr. Leslie as custodian to his minor children, and 66,667 shares subject to currently exercisable options held by Mr. Leslie.

CLB Partners, Ltd.

(i	)	Amount beneficially owned:	3,500,000[1]

(ii	)	Percentage of class:	16.2%

(iii	)	Number of shares as to which such person has:

		sole power to vote or to direct the vote:	0

		shared power to vote or to direct the vote:	0

		sole power to dispose or direct the disposition of:	3,500,000[1]

		shared power to dispose or direct the disposition of:	0

[1]	Represents shares directly held by CLB Partners. These shares are subject to the Voting Agreement.

Will Cureton

(i	)	Amount beneficially owned:	7,713,967[1]

(ii	)	Percentage of class:	35.5%

(iii	)	Number of shares as to which such person has:

		sole power to vote or to direct the vote:	0

		shared power to vote or to direct the vote:	7,713,967[1]

		sole power to dispose or direct the disposition of:	76,000[2]

		shared power to dispose or direct the disposition of:	3,500,000[3]

[1]	Represents 76,000 shares held directly by Mr. Cureton, 4,006,300 shares held directly by James C. Leslie, 40,000 shares held by Mr. Leslie as custodian to his minor children, 66,667 shares subject to currently exercisable options held by Mr. Leslie, 25,000 shares subject to currently exercisable options held by Richard Bloch and 3,500,000 shares held by CLB Partners, all of which are subject to the Voting Agreement.

[2]	Represents shares held directly by Mr. Cureton.
[3]	Represents shares held by CLB Partners, the general partner of which is CLB Holdings, LLC (“CLB Holdings”) of which Mr. Cureton is a member and manager.

Richard Bloch

(i	)	Amount beneficially owned:	7,713,967[1]

(ii	)	Percentage of class:	35.5%[2]

(iii	)	Number of shares as to which such person has:

		sole power to vote or to direct the vote:	0

		shared power to vote or to direct the vote:	7,713,967[1]

		sole power to dispose or direct the disposition of:	25,000[2]

		shared power to dispose or direct the disposition of:	3,500,000[3]

[1]	Represents 25,000 shares subject to currently exercisable options held by Mr. Bloch, 66,667 shares subject to currently exercisable options held by James C. Leslie, 4,006,300 shares held directly by Mr. Leslie, 40,000 shares held by Mr. Leslie as custodian to his minor children, 3,500,000 shares held directly by CLB Partners and 76,000 shares held directly by Will Cureton, all of which are subject to the Voting Agreement.
[2]	Represents shares subject to currently exercisable options held by Mr. Bloch.
[3]	Represents shares held directly by CLB Partners, of which CLB Holdings, of which Mr. Bloch is a manager, is the general partner, and The Richard and Nancy Bloch Family Trust, of which Mr. Bloch is co-trustee, is a member.

Additionally, the information required by Item 2 with respect to each of CLB Partners, Mr. Cureton and Mr. Bloch is as set forth below:

CLB Partners, Ltd.

CLB Partners is a limited partnership organized under the laws of the State of Texas. Its principal business is real estate development. The address of its principal office and place of business is 16250 Dallas Parkway, Suite 201, Dallas, Texas 75248. During the last five years, CLB Partners has not been convicted in a criminal proceeding. During the last five years, CLB Partners has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLB Partners was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The general partner of CLB Partners is CLB Holdings.

Will Cureton

Mr. Cureton is an individual whose primary place of business is 16250 Dallas Parkway, Suite 201, Dallas, Texas 75248. Mr. Cureton is the President of CLB Partners and a manager and member of CLB Holdings, the general partner of CLB Partners. During the last five years, Mr. Cureton has not been convicted in a criminal proceeding. During the last five years, Mr. Cureton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Cureton was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cureton is a citizen of the United States.

Richard Bloch

Richard Bloch is an individual whose primary place of business is P.O. Box 676108, Rancho Santa Fe, California 92067-6108. Mr. Bloch serves as a manager of CLB Holdings. During the last five years, Mr. Bloch has not been convicted in a criminal proceeding. During the last five years, Mr. Bloch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Bloch was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Bloch is a citizen of the United States.

(c) As described in Item 3, the Reporting Person purchased on August 29, 2003, 1,421,300 shares of Common Stock of the Issuer at a price per share of $0.18, for an aggregate purchase price of $255,834.00, which was paid in cash with personal funds.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

(e) Not applicable.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2003	/s/ JAMES C. LESLIE
James C. Leslie